Exhibit 99.1

SILVERCORP METALS INC. (the “Corporation”)
Annual General Meeting of Shareholders
September 26, 2008

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the meeting:	79,493,682 or 52%
Total outstanding Common Shares as at record date:	152,863,801

General Business:

1.	The following nominees were elected as directors to serve until the close of the next annual meeting or until their successors are duly elected or appointed:

  Dr. Rui Feng
  Myles Jianguo Gao
  Paul Simpson
  Greg Hall
  Earl Drake
  Yikang Liu
2.

Ernst & Young LLP, Chartered Accountants, were appointed as auditors until the close of the next annual meeting or until a successor is appointed at a remuneration to be fixed by the Board of Directors.

Special Business:

3.

The shareholders voted on a motion to approve, ratify and confirm the Shareholder Rights Plan as set forth in the Shareholder Rights Plan Agreement dated August 11, 2008 (amending the Rights Plan dated July 6, 2005) between the Company and Computershare Investor Services Inc., and the issuance of all rights pursuant to such Shareholder Rights Plan. The motion was carried and the results of the vote were as follows:

For the motion:	47,633,627 (59.94%)
Against the motion:	31,832,655 (40.06%)

4.

The shareholders voted on a motion to approve all acts of the directors and officers of the Corporation on its behalf during the preceding year. The motion was carried and the results of the vote were as follows:

For the motion:	78,021,529 (98.18%)
Against the motion:	1,444,753 ( 1.82%)